UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to ____

Commission file number 0-20388

A.      Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

LITTELFUSE, INC. 401(K) RETIREMENT AND SAVINGS PLAN

B.      Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office.

Littelfuse, Inc.
8755 W. Higgins Road
Suite 500
Chicago, Illinois 60631

Financial Statements and Supplemental Schedule Littelfuse, Inc. 401(k) Retirement and Savings Plan Years Ended December 31, 2011 and 2010 With Report of Independent Registered Public Accounting Firm

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Management

Littelfuse, Inc. 401(k) Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Retirement and Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Chicago, Illinois
June 28, 2012

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value	$44,722,763	$38,991,141
Receivables:
Company contributions	391,343	–
Participant contributions	53,663	–
Notes receivable from participants	536,714	404,536
Total receivables	981,720	404,536

Net assets available for benefits	$45,704,483	$39,395,677

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010
Additions
Investment income:
Net (depreciation) appreciation in fair value of investments	$(1,096,060)	$5,255,218
Interest and dividends	1,452,531	653,401
	356,471	5,908,619

Interest income on notes receivable from participants	29,486	36,005

Contributions:
Company	2,178,561	914,227
Participants	2,084,307	1,920,336
Rollovers	61,282	45,359
	4,324,150	2,879,922

Total additions	4,710,107	8,824,546

Deductions:
Distributions to participants	5,137,834	6,938,365
Administrative fees	24,411	-
Net deductions	5,162,245	6,938,365

Net (decrease) increase before transfer	(452,138)	1,886,181

Transfer from other plan	6,760,944	-

Net assets available for benefits at beginning of year	39,395,677	37,509,496

Net assets available for benefits at end of year	$45,704,483	$39,395,677

See accompanying notes.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2011

1. Description of the Plan

The following description of the Littelfuse, Inc. 401(k) Retirement and Savings Plan (the Plan) provides general information about the Plan’s provisions. Littelfuse, Inc. (the Company) is the Plan’s sponsor. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.

General

The Plan is a defined-contribution plan, which is optional to all eligible U.S. employees of the Company. Eligible participants are automatically enrolled in the Plan unless they affirmatively decline to participate. The entry date into the Plan is the first day of the month following or coincident with the date of hire.

The Plan is administered by the T. Rowe Price Trust Company (the Trustee) under the direction of the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective September 30, 2011, the Cole Hersee Company 401(k) Savings Plan (Cole Hersee Plan) merged with the Plan. Former Cole Hersee Plan participants are now eligible to participate in this Plan going forward. All Cole Hersee Plan employees who were active on September 30, 2011 became 100% vested. At the date of transfer, Cole Hersee Plan assets of $6,760,944 were transferred into the Plan.

Contributions

Each year, participants may make elective deferral contributions to the Plan in any pay period up to a maximum of 90% of their eligible compensation for that pay period, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. If automatically enrolled, a participant’s deferral is set at 2% of eligible compensation until changed by the participant. Effective January 1, 2011, all eligible participants contributing less than 10% will have their deferral rate increased by 1% annually until they reach 10% or opt-out of the automatic increase. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions dollar for dollar up to the first 4% of the participant’s eligible compensation, as defined in the Plan. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Certain plan participants, who meet certain eligibility requirements, will receive an annual non-elective company contribution equal to 5% of their eligible compensation for the Plan year. These Plan participants are defined as the 60 Point Group. The 60 Point Group is a grandfathered benefit and is not open to future participants. The annual contribution for this group is made regardless of a participant’s deferrals and invested in the same manner as his or her elective deferrals.

Participants direct their elective contributions into various investment options offered by the Plan and can change his or her investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifestyle fund based on the participant’s age until the participant changes his or her election. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balance as defined. The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon, as well as the Company’s matching and non-elective contributions.

Forfeitures

Forfeited balances of terminated participant accounts are utilized on a prioritized basis in the Plan year in which the forfeiture occurs, and may be used to reduce future Company contributions and administrative expenses. Unallocated forfeiture balances as of December 31, 2011 and 2010 were approximately $15,170 and $0, respectively. Forfeitures used to reduce Company contributions and administrative expenses were $22,824 and $10,036 for the years ended December 31, 2011 and December 31, 2010, respectively.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 25 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than two loans outstanding at any point in time.

The loans bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions. If a participant terminates employment with the Company, the entire unpaid principal sum plus accrued interest (plus any other amounts due under the loan) will become immediately due and payable. If the loan is not repaid, it will automatically be treated as a distribution to the participant after 3 months.

Payment of Benefits

Participants are entitled to receive a distribution of the vested balances in their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments and are taxable to the participant when received. Distributions prior to age 59 1/2 may subject the participant to a 10% federal income tax penalty.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant whose vested account balance exceeds $1,000 may elect to receive either a lump-sum or may elect installment payments on a quarterly or annual basis. A participant whose vested account balance is $1,000 or less and has not commenced receiving installment payments will automatically receive a lump-sum distribution equal to their vested account balance after 3 months.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain prior year amounts in the notes to the financial statements have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded as earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04 titled Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. The new guidance amends previous guidance to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in the previous guidance. In addition, the new guidance requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of the new guidance will have on the Plan’s financial statements.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010, are as follows:

	2011	2010

T. Rowe Price Prime Reserve Fund	$6,037,064	$4,240,530
T. Rowe Price Growth Stock Fund	5,481,198	6,488,159
T. Rowe Price Equity Income Fund	4,972,292	5,905,593
T. Rowe Price New Horizons Fund	4,542,916	4,277,390
T. Rowe Price New Income Fund	3,950,744	3,307,390
T. Rowe Price Equity Index 500 Fund	2,766,372	2,395,861
T. Rowe Price Mid-Cap Growth Fund	2,590,048	2,465,345
T. Rowe Price International Stock Fund	*	2,462,415
Littelfuse, Inc. Common Stock	*	2,478,588
T. Rowe Price Small-Cap Value Fund	*	2,199,392

*Did not meet 5% threshold.

For the years ended December 31, 2011 and 2010, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as follows:

	2011	2010

Registered investment companies	$(962,448)	$4,388,745
Littelfuse, Inc. common stock	(133,612)	866,473
	$(1,096,060)	$5,255,218

4. Fair Value Measurements

In accordance with the FASB authoritative guidance titled Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation technique and inputs used for each major class of assets measured at fair value by the Plan.

Registered investment companies – Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year end.

Common stock – Valued at the last reported prices on an active national securities exchange on the last business day of the plan year.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investment assets at fair value. There were no liabilities subject to fair value measurements.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$1,969,919	$-	$-	$1,969,919
Registered investment companies:
Money Market	6,037,064	-	-	6,037,064
Fixed income	3,950,744	-	-	3,950,744
Equity	24,156,531	-	-	24,156,531
International	2,155,930	-	-	2,155,930
Lifestyle	6,452,575	-	-	6,452,575
Investments, at fair value	$44,722,763	$-	$-	$44,722,763

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)
	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Littelfuse, Inc. common stock	$2,478,588	$-	$-	$2,478,588
Registered investment companies:
Money Market	4,240,530	-	-	4,240,530
Fixed income	3,307,390	-	-	3,307,390
Equity	25,543,032	-	-	25,543,032
International	2,462,415	-	-	2,462,415
Lifestyle	959,186	-	-	959,186
Investments, at fair value	$38,991,141	$-	$-	$38,991,141

5. Income Tax Status

The Plan has received a determination letter from the IRS dated July 18, 2011, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Notes to Financial Statements (continued)

6. Related-Party Transactions

Littelfuse Inc. Common Stock

Transactions in shares of Littelfuse Inc. common stock qualify as party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 45,833 and 52,669 shares of Littelfuse, Inc. common stock, respectively, representing 4.4% and 6.3%, respectively, of the total net assets of the Plan.

Registered Investment Companies Managed by T. Rowe Price Trust Company

Certain Plan investments are shares of registered investment companies managed by the Trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Fees paid by the Plan to the Trustee of the Plan for investment management services were deducted from the net asset values of shares of registered investment companies held by the Plan.

7. Administrative Expenses

All administrative and record-keeping fees of the Trustee and certain accounting and legal expenses of the Plan are paid by the Company on behalf of the Plan.

8. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

Effective January 1, 2012, a non-safe harbor, non-elective employer contribution will be made equal to 2% of compensation.

Effective January 1, 2012, the auto enrollment annual percentage increase will now apply to Cole Hersee Plan employees.

Supplemental Schedule

Littelfuse, Inc. 401(k) Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN 36-3795742              Plan #002

December 31, 2011

Identity of		Number	Current
Issuer	Description	of Shares	Value

T. Rowe Price*	Prime Reserve Fund	6,037,064	$6,037,064
T. Rowe Price*	Growth Stock Fund	172,202	5,481,198
T. Rowe Price*	Equity Income Fund	215,624	4,972,292
T. Rowe Price*	New Horizons Fund	145,420	4,542,916
T. Rowe Price*	New Income Fund	408,135	3,950,744
T. Rowe Price*	Equity Index 500 Fund	81,652	2,766,372
T. Rowe Price*	Mid-Cap Growth Fund	49,119	2,590,048
T. Rowe Price*	International Stock Fund	175,422	2,155,930
T. Rowe Price*	Small-Cap Value Fund	58,233	2,007,869
Littelfuse, Inc.*	Common Stock	45,833	1,969,919
T. Rowe Price*	Mid-Cap Value Fund	83,957	1,795,836
T. Rowe Price*	Retirement 2015 Fund	115,800	1,340,959
T. Rowe Price*	Retirement 2030 Fund	81,801	1,352,991
T. Rowe Price*	Retirement 2020 Fund	48,730	775,289
T. Rowe Price*	Retirement 2025 Fund	61,376	710,741
T. Rowe Price*	Retirement Income Fund	44,090	570,971
T. Rowe Price*	Retirement 2005 Fund	44,343	495,754
T. Rowe Price*	Retirement 2040 Fund	25,471	422,059
T. Rowe Price*	Retirement 2035 Fund	29,557	344,629
T. Rowe Price*	Retirement 2010 Fund	16,685	250,613
T. Rowe Price*	Retirement 2045 Fund	10,460	115,378
T. Rowe Price*	Retirement 2050 Fund	6,464	59,802
T. Rowe Price*	Retirement 2055 Fund	1,465	13,389
			44,722,763
Participant loans*	Loans receivable with varying maturities; interest rate of Prime plus 1%		536,714
			$45,259,477

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Littelfuse, Inc.
Littelfuse, Inc. 401(K) Retirement and Savings Plan

Dated: June 28, 2012	By:	/s/ John T. Quille
John T. Quille
Vice President and Chief Accounting Officer
Plan Administrator